Exhibit 99.1

Press Release

Chi‑Med Initiates a Phase I Clinical Trial of Selective PI3Kδ Inhibitor HMPL‑689 in Lymphoma Patients in China

London: Tuesday, August 29,  2017: Hutchison China MediTech Limited (“Chi‑Med”) (AIM/Nasdaq: HCM) has initiated a Phase I clinical trial of HMPL‑689 in China. HMPL-689 is a novel, highly selective and potent small molecule inhibitor targeting phosphoinositide-3 kinase delta isoform (“PI3Kδ”), a key component in the B-cell receptor (“BCR”) signaling pathway.

This Phase I study is a multi‑center, open‑label, two‑stage study to evaluate safety, tolerability, pharmacokinetics (“PK”) and preliminary efficacy of HMPL-689 monotherapy in relapsed and/or refractory non-Hodgkin lymphoma patients. During the initial dose-escalation stage, the primary objective is to determine the maximum tolerated dose (MTD) or the recommended Phase II dose (“RP2D”). Safety, tolerability and preliminary efficacy of HMPL-689 at the RP2D will be further studied in a subsequent dose-expansion stage in which several subtypes of lymphoma patients will be evaluated. Additional details about this study can be found at clinicaltrials.gov, using identifier NCT03128164.

About HMPL-689

PI3K signaling is mediated by four different catalytic isoforms (p110α, β, ɣ, δ). The δ (delta) isoform is the most critical isoform and a proven target in the BCR signaling pathway. This isoform is restricted to hematopoietic cells and is highly expressed in lymphoid cells.

HMPL-689 is a novel, potential best-in-class, highly selective and potent small molecule inhibitor targeting the isoform PI3Kδ. HMPL-689 was designed for superior PI3Kδ isoform selectivity, in particular to not inhibit PI3Kɣ (gamma), to minimize the risk of serious infection caused by immune suppression. In preclinical PK studies, HMPL-689's PK properties have been found to be favorable with expected good oral absorption, moderate tissue distribution and low clearance. HMPL-689 is also expected to have low risk of drug accumulation and drug-to-drug interaction and is highly potent, particularly at the whole blood level.

A Phase I, first-in-human, dose escalation study in healthy adult volunteers in Australia to evaluate the PK and safety profile following single oral dosing HMPL-689 was completed in 2016. Results were as expected with linear PK properties and good safety profile. Additional details about this study can be found at clinicaltrials.gov, using identifier NCT02631642.

About Chi‑Med

Chi‑Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products. Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market. Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi‑Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001). For more information, please visit: www.chi‑med.com.

Forward‑Looking Statements

This press release contains forward‑looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward‑looking statements reflect Chi‑Med’s current expectations regarding future events, including its expectations for the clinical development of HMPL‑689, plans to initiate further clinical studies for

HMPL‑689, its expectations as to whether such studies would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies. Forward‑looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria, changes to clinical protocols or regulatory requirements, unexpected adverse events or safety issues, the ability of drug candidate HMPL‑689 to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions, to gain commercial acceptance after obtaining regulatory approval, the potential market of HMPL‑689 for a targeted indication and the sufficiency of funding. Existing and prospective investors are cautioned not to place undue reliance on these forward‑looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi‑Med’s filings with the U.S. Securities and Exchange Commission and on AIM. Chi‑Med undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

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